SCHEDULE A

Transactions of the Issuer

During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Stock effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price by the Reporting Persons.

Trade Date	Common Stock Purchased (Sold)	Price per share of Common Stock ($)	Price Range ($)
01/15/2025	10,000	26.4565	26.3450-26.5000
02/05/2025	3,032	23.2434	23.1800-23.3000